Mail Stop 3561

								September 8, 2005

Charles Camorata
Chief Executive Officer
Skreem Entertainment Corporation
1301 Travis, #1200
Houston, Texas  77002

      Re:	Skreem Entertainment Corporation
		Amendment no. 3 to Form SB-2
      Filed August 17, 2005
		File No. 333-124563

Dear Mr. Camorata:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. It appears that the net proceeds to Skreem, on a per share basis, should be $0.965 or $0.97, if the offering costs are $0.035 per share. Please clarify and revise the table as necessary.

2. Please note that the table should also reflect the net proceeds to
Skreem based on the minimum offering amount of 100,000 shares. Refer to Item 501(a)(9)(iv) of Regulation S-B and revise as appropriate.
3. It appears from your disclosure on page 10 in the selling security holders section that the shareholders offering shares for resale may start selling if the company sells the 2 million shares, whether or not the 180 day offering period has expired. If true, please reflect that fact on the cover page.

The Offering, page 4
4. Please clarify that "the offering" also includes 23 million shares
being offered for resale.  We note your statement in the first sentence of the summary section above that "this offering consists of
2,000,000 common shares...as well as the registration of
23,107,856
shares already issued and outstanding."

Security Holders, page 10
5. Please tell us which offering you are referring to in the column headings on page 10. Item 507 of Regulation S-B contemplates that the table reflect the offering of shares by the selling shareholders, stating the amount owned before the resale offering, the amount to be offered by the selling shareholder, and the amount, if any, to be owned after the resale offering. Typically this information is disclosed in three columns, not five. Please clarify for us and revise as necessary to comply with Item 507.
6. Please revise your disclosure to indicate that the registration statement includes 23,107,856 offered on behalf of the selling shareholders rather than stating that the registration includes 23,107,856 shares issued and outstanding in addition to the 2 million shares offered for sale.

Notes to Consolidated Financial Statements
Note 6. Capital Transactions, page F-15
7. Please tell us the specific Regulation D rule you relied upon for the private placement in 2004, and describe for us the facts supporting your reliance on that exemption from registration.
8. Please clarify for us why 3.5 million shares were returned to the treasury following the private offering, when the maximum offering was only 3 million, and 600,000 shares were issued for proceeds of approximately $300,000.
9. It appears that you did not comply with the requirements of Rule
10b-9 when you reduced the minimum amount of the private placement completed in August 2004 and did not return all of the proceeds to the purchasers. Please confirm for us that you will not make such changes with respect to the current offering after the effective date of the registration statement. If you do make such modifications to the current offering (extending the offering period, changing the offering price, or changing the application of proceeds), please be advised that that would constitute a different transaction and have to be reflected as a new offering in a post-effective amendment. In addition, all of the proceeds received by the issuer would have to be returned to the purchasers, at least contemporaneously with the institution of the new offering in the post-effective amendment. Please confirm that you will follow this procedure with any current or future registered best efforts offerings, as applicable.
10. Please provide risk factor disclosure that addresses the potential rescission liability associated with the proceeds of $302,928 from the private placement completed in August 2004.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Johanna Vega Losert at (202) 551-3325 or me at
(202) 551-3814 with any other questions.

      Sincerely,


Sara W. Dunton
Attorney-Advisor



cc:  	Hank Vanderkam
	Corey Floyd
	via facsimile: 713-547-8910
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Charles Camorata
Skreem Entertainment Corporation
September 8, 2005
Page 4